UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                              Amendment No. 3


              NEXIQ Technologies, Inc. (f/k/a WPI Group, Inc.)
             --------------------------------------------------
                              (Name of Issuer)


                       Common Stock, $0.01 par value
                      -------------------------------
                      (Title of Class and Securities)


                                 929930k107
                               (CUSIP Number)


                       Sunrise Capital Partners, L.P.
                        685 Third Avenue, 15th Floor
                             New York, NY 10017
                             Att: Joseph Julian
                                212-582-3015
       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                             September 21, 2001
                            --------------------
                       (Date of Event which Requires
                         Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                SCHEDULE 13D

     CUSIP No.  929930k107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Sunrise Capital Partners, L.P.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*

                           WC
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
     --------------------------------------------------------------------

                                   7.   SOLE VOTING POWER
           NUMBER OF                    20,911,029
            SHARES                 --------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     1,646,596
             EACH                  --------------------------------------
          REPORTING                9.   SOLE DISPOSITIVE POWER
            PERSON                      20,911,029
             WITH                  --------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        None
     --------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 22,557,625
     --------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     --------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  77.4%
     --------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON

                  PN
     --------------------------------------------------------------------




         This Amendment No. 3 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by Sunrise Capital Partners, L.P., a Delaware limited partnership ("Sunrise"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of NEXIQ Technologies, Inc. (the "Company"). This Amendment amends the Schedule 13D filed on August 21, 2000, as amended by Amendment No. 1 filed on November 16, 2000 and Amendment No. 2 filed on January 29, 2001.

         The Schedule 13D previously filed is hereby amended by the addition of the following information:

Item 1.  SECURITY AND ISSUER

         This Schedule relates to the Common Stock, $0.01 par value, of NEXIQ Technologies, Inc. (f/k/a WPI Group, Inc.), 1155 Elm Street, Manchester, New Hampshire 03101.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of funds used for the purchase of securities is cash held by Sunrise for investment. The amount is $4,574,000.

Item 4.  Purpose of Transaction.

The Convertible Note Agreement

         As previously disclosed on Schedule 13D, on July 31, 2000, Sunrise entered into a certain Convertible Note Agreement, pursuant to which Sunrise and certain participants (including certain members of the Company's management and members of the Allard-Nazarian Group) purchased from the Company a combination of convertible promissory notes (the "Notes"), Common Stock and warrants representing the right to purchase shares of Common Stock (the "Warrants"). The Notes, the Common Stock and the Warrants are collectively referred to herein as the "Securities". The Convertible Note Agreement was entered into by Sunrise for investment purposes. The Company entered into the Convertible Note Agreement in order to enhance its liquidity and refinance its existing indebt edness.

         Notes purchased pursuant to the Convertible Note Agreement are convertible at any time at the option of the holders thereof into Common Stock of the Company at a price of $1.75 per share (the "Conversion Price"), subject to adjustment under certain circumstances. The Company may also require the holders to convert their Notes into Common Stock if certain requirements relating to the trading price and trading volume of the Company's Common Stock are met. The Warrants have an exercise price of $1.75 per share, subject to adjustment under certain circumstances, and are exercisable at any time before the scheduled expiration date five years from the date of issuance.

         As previously disclosed on Schedule 13D, Sunrise and the other partici pants agreed to purchase the Securities from the Company in three series. As previously disclosed on Amendment No. 2 to Schedule 13D, on January 29, 2001, Sunrise purchased the final series of Securities pursuant to the Convertible Note Agreement.

Amendment No. 1 to the Convertible Note Agreement

         On September 21, 2001, Sunrise entered into Amendment No. 1 to the Convertible Note Agreement by and among Sunrise, the Company and the subsidiar ies of the Company ("Amendment No. 1"). Pursuant to the terms of Amendment No. 1, Sunrise and certain participants (including certain members of the Company's management and members of the Allard-Nazarian Group) agreed to purchase additional Securities from the Company.

         Pursuant to Amendment No. 1, and subject to the terms thereof, Sunrise and the other participants will purchase the Securities in two or more series. The first series ("Term D") will consist of: (1) Notes in aggregate principal amount of $5,000,000; (2) Warrants representing the right to purchase in the aggregate 571,427 shares of Common Stock; and (3) a number of shares of Common Stock equal to difference between (x) the number of shares of Common Stock that would be issuable upon conversion of the Term D Notes if the Conversion Price, for purposes of this clause (x), were equal to the Trading Price (as defined below), and (y) the number of shares of Common Stock that would be issuable on the effective date of Amendment No. 1 upon conversion of the Term D Notes at the Conversion Price.

         Additional Securities under Amendment No. 1 may be purchased in one or more subsequent series. Additional Securities will consist of, in the aggre gate, (1) Notes in aggregate principal amount of up to $3,000,000; (2) Warrants representing the right to purchase in the aggregate up to 342,857 shares of Common Stock; and (3) a number of shares of Common Stock equal to difference between (x) the number of shares of Common Stock that would be issuable upon conversion of the additional Notes purchased if the Conversion Price, for purposes of this clause (x), were equal to the Trading Price (as defined below), and (y) the number of shares of Common Stock that issuable upon conversion of the additional Notes at the Conversion Price.

         For purposes of calculating the number of shares of Common Stock issuable under Term D and any subsequent series, "Trading Price" equals 90% of the lesser of (i) the average closing trading price of the Common Stock for the ten trading days immediately prior to August 15, 2001 and (ii) the average closing trading price of the Common Stock for the ten trading days immediately prior to the effective date of Amendment No. 1.

         Pursuant to the terms of Amendment No. 1, the Company will pay to Sunrise and the other participants a closing fee equal to 2% of the aggregate principal amount of the Notes purchased in each series. The closing fee may be paid in cash upon sale of each series of Securities, or it may be paid "in kind" by delivery of additional promissory notes in an aggregate principal amount equal to the amount of such unpaid closing fee.

         On September 24, 2001, Sunrise and the other participants purchased from the Company the Term D Securities for an aggregate purchase price of $5,000,000. Sunrise purchased (1) Notes in aggregate principal amount of $4,574,000, (2) Warrants representing the right to purchase in the aggregate 522,744 shares of Common Stock and (3) 1,844,377 shares of Common Stock. The purchase price for the Term D Securities purchased by Sunrise was $4,574,000. Based on the Conversion Price of $1.75, the Term D Notes purchased by Sunrise are convertible into 2,613,715 shares of Common Stock.

         As part of the sale of the Term D Securities, the Company was obligated to pay to Sunrise and the other participants a closing fee equal to $100,000. Sunrise's portion of the closing fee was $91,480. The Company elected not to pay the closing fee in cash, and instead delivered additional notes in aggre gate principal amount of the unpaid fees. The Notes received by Sunrise in lieu of the closing fee are convertible into 52,275 shares of Common Stock.

         Subject to the terms and conditions of Amendment No. 1, Sunrise plans to acquire beneficial ownership of additional securities of the Company through the purchase of Securities in one or more additional series as described above.

         The Item 2 Persons disclaim membership in any group with respect to the acquisition of Common Stock or other Securities through the Convertible Note Agreement or Amendment No. 1 thereto.

The Stockholders Agreement

         As previously disclosed on Schedule 13D, concurrently with the purchase of the Term A Securities, Sunrise entered into a certain Stockholders Agreement, dated as of August 9, 2000 (the "Stockholders Agreement"), by and among Sunrise, The John R. Allard Revocable Trust of 1993, Kim A. Socha, The Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald R. Allard, The Samy Nazarian Trust, The David and Angella Nazarian Family Trust, Younes Nazarian, Richard A. Beyer and Michael Foster. Pursuant to the Stockholders Agreement, the parties thereto have agreed to vote their respective owned shares of Common Stock in favor of up to four nominees to the board of direc tors of the Company that are designated in writing by Sunrise.

         After giving effect to the purchase of the Term D Securities, there are 5,025,873 shares of Common Stock subject to the Stockholders Agreement, of which 1,646,596 are not owned by Sunrise. The shares subject to the Stockhold ers Agreement are as follows:

                                                              Shares of
Owner of Record                                               Common Stock

Sunrise Capital Partners, L.P.                                3,379,277
                                                              =========

The John R. Allard Revocable
Trust of 1993                                                    81,527

Kim A. Socha                                                     48,015

The Michael E. Allard
Revocable Trust of 1994                                          48,015

Lisa A. Dibrigida                                                48,015

Gerald R. Allard                                                564,415

The Samy Nazarian Trust                                          80,277

The David & Angella Nazarian Family Trust                        27,469

Younes Nazarian                                                 133,091

Richard A. Beyer                                                  6,715

Michael Foster                                                  608,657
                                                                -------

Total Shares not Owned by Sunrise                             1,646,596
                                                              =========


         The 1,646,596 shares of Common Stock which are subject to the Stockholders Agreement and not owned of record by Sunrise are referred to herein as the "Stockholders Agreement Shares." The Stockholders Agreement also provides that Common Stock acquired by any party thereto at any time after execution of the Stockholders Agreement will be subject to the voting requirements contained therein. To the extent any of the other parties to the Stockholders Agreement acquire additional Common Stock after the date of this Schedule 13D, including by conversion or exercise of Securities purchased pursuant to the Convertible Note Agreement, Sunrise will be deemed to acquire beneficial ownership of those shares by virtue of the Stockholders Agreement.

         The Stockholders Agreement terminates upon maturity and repayment in full of the last series of Notes issued pursuant to the Convertible Note Agreement.

         The Item 2 Persons disclaim membership in any group with respect to the Stockholders Agreement.

         Other than as specifically set forth above, Sunrise and the other
Item 2 Persons possess no rights or powers to vote, direct the voting of, dispose or direct the disposition of the Stockholders Agreement Shares. The
Item 2 Persons disclaim beneficial ownership of the Stockholders Agreement
Shares.

                               *   *   *   *

         The Item 2 Persons may buy or sell additional shares of Common Stock pursuant to the Convertible Note Agreement, in the open market or otherwise on such terms and at such times as the Item 2 Persons consider desirable. Any decision by the Item 2 Persons to increase, decrease, or dispose of their position in the Company would be based upon factors, including but not limited to, the business of the Company, the price of the Common Stock, the terms and conditions of the transaction and prevailing market conditions.

         Except as set forth in this Schedule 13D, the Item 2 Persons have no present plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a)

         Sunrise

         After giving effect to the purchase of the Term B Securities described in this Amendment, Sunrise is deemed to beneficially own a total of shares of Common Stock, comprised of the following:


Common Stock owned of record:                         3,379,277
Common Stock issuable upon
exercise of the Warrants held
by Sunrise:                                           2,874,059
Common Stock issuable upon
conversion of the Notes held by
Sunrise:                                             14,657,693
Shares of Common Stock not
owned by Sunrise that are the
subject of the Stockholders
Agreement:                                            1,646,596
                                                      ---------
Total Common Stock
Beneficially Owned by Sunrise:                       22,557,625
                                                     ==========


The 22,557,625 shares deemed to be beneficially owned by Sunrise represent approximately 77.4% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).

         All Other Item 2 Persons

         Because of their direct or indirect ownership interests in, or control of, Sunrise, all other Item 2 Persons may be deemed to beneficially own under Rule 13d-3 of the Act 22,557,625 shares of Common Stock, which constitutes approxi mately 77.4% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).

         (b)

         Sunrise

         Sunrise possesses (or will possess upon issuance of such shares) the sole voting power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 20,911,029 shares of Common Stock, which constitutes approximately 71.7% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).

         Sunrise possesses the shared power to vote or direct the vote of 1,646,596 shares of Common Stock, which constitutes approximately 5.6% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).

         All Other Item 2 Persons

         Because of their direct or indirect ownership interests in, or control of, Sunrise, all other Item 2 Persons may be deemed to possess (or will be deemed to possess upon issuance of such shares)the sole voting power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 20,911,029 shares of Common Stock, which constitutes approximately 71.7% of the number of outstanding shares of Common Stock of the Company (assuming conver sion or exercise by Sunrise of all of its Securities).

         Because of their direct or indirect ownership interests in, or control of, Sunrise, all other Item 2 Persons may be deemed to possess the shared power to vote or direct the vote of 1,646,596 shares of Common Stock, which constitutes approximately 5.6% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).

(d) Other than with respect to the voting rights granted pursuant to the Stockholders Agreement, the Item 2 Persons possess no powers, rights or privileges with respect to the Stockholders Agreement Shares. All other powers, rights and privileges with respect to the Stockholders Agreement Shares remain with the record owners of such shares, including the right to vote on all matters unrelated to the matters covered by the Stockholders Agreement, the right to receive and the power to direct the receipt of dividends from such shares, and the power to direct the proceeds from the sale of such shares.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As previously disclosed in Schedule 13D, Sunrise has entered into the Convertible Note Agreement with the Company providing for the sale of addi tional Securities of the Company to Sunrise.

         In connection with the purchase of Securities by Sunrise contemplated by the Convertible Note Agreement, Sunrise is entitled to receive from the Company a closing fee equal to 2% of the aggregate principal amount of each series of Notes purchased by Sunrise. The closing fee may be paid by the Company in cash or "in kind" by delivery of additional Notes in aggregate principal amount of such fee.

         In addition, Sunrise Advisors, LLC ("Advisors"), the general partner of Sunrise, is entitled to receive from the Company a transaction fee equal to 2% of the aggregate principal amount of each series of Notes issued by the Company. The transaction fee is compensation for the services performed by Advisors in connection with each such issuance. The transaction fee is payable in cash upon issuance of each series of Notes.

         Pursuant to the Convertible Note Agreement, Advisors is also entitled to receive from the Company an annual administration fee while any Notes remain outstanding. The administration fee is payable in cash in quarterly install ments.

Item 7.  Material to be Filed as Exhibits.

  Exhibit I Convertible Note Agreement, dated as of July 31, 2000, By and among WPI Group, Inc., WPI Electronics, Inc., WPI Magnetec, Inc., WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc., WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., WPI Husky Technology, Inc., and WPI Instruments, Inc. as Borrowers, and Sunrise Capital Partners, L.P. As Lender.*

  Exhibit II Stockholders Agreement, dated as of August 9, 2000, made by and among Sunrise Capital Partners, L.P. and each of The John R. Allard Revocable Trust of 1993, Kim A. Socha, The Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald
                         R. Allard, The Samy Nazarian Trust, The David and Angella Nazarian Family Trust, Younes Nazarian, Richard A. Beyer and Michael Foster.*

  Exhibit III Amendment No. 1 to Convertible Note Agreement, dated as of September 21, 2001, by and among NEXIQ Technologies, Inc., WPI Electronics, Inc., WPI Airport II, Inc. (f/k/a WPI Magnetec, Inc.), WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc. (f/k/a WPI Oyster Termiflex, Inc.), WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., and WPI Airport I, Inc. (f/k/a WPI Instruments, Inc.), WPI Husky Technology, Inc. (f/k/a WPI Husky Computers, Inc.) and Diversified Software Industries, Inc.

* Previously filed



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              September 30, 2001
                                       ----------------------------------
                                                  (Date)


                                       SUNRISE CAPITAL PARTNERS, L.P.
                                          By:      Sunrise Advisors, LLC
                                                   Its General Partner

                                          By:      /s/ Joseph Julian
                                                   ------------------
                                                   (Signature)
                                                   Joseph Julian
                                                   Principal
                                                   (Name/Title)



                               EXHIBIT INDEX


   Exhibit I Convertible Note Agreement, dated as of July 31, 2000, By and among WPI Group, Inc., WPI Electronics, Inc., WPI Magnetec, Inc., WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc., WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., WPI Husky Technology, Inc., and WPI Instruments, Inc. as Borrowers, and Sunrise Capital Partners, L.P. As Lender.*

   Exhibit II Stockholders Agreement, dated as of August 9, 2000, made by and among Sunrise Capital Partners, L.P. and each of The John R. Allard Revocable Trust of 1993, Kim A. Socha, The Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald R. Allard, The Samy Nazarian Trust, The David and Angella Nazarian Family Trust, Younes Nazarian, Richard A. Beyer and Michael Foster.*

   Exhibit III Amendment No. 1 to Convertible Note Agreement, dated as of September 21, 2001, by and among NEXIQ Technoligies, Inc., WPI Electronics, Inc., WPI Airport II, Inc. (f/k/a WPI Magnetec, Inc.), WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc. (f/k/a WPI Oyster Termiflex, Inc.), WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., and WPI Airport I, Inc. (f/k/a WPI Instruments, Inc.), WPI Husky Technology, Inc. (f/k/a WPI Husky Computers, Inc.) and Diversified Software Industries, Inc.


* Previously filed